Your Global Investment

Policy

The PIMCO Investments Code of Ethics sets out standards of conduct to help you avoid potential conflicts of interest that may arise from your actions and your personal investments.

All employees must read and understand the Code.

Effective Date: February 2011

Revised Date: January 2013

Exhibit (p)(3)
PIMCO Investments LLC
Code of Ethics
January 2013

PIMCO INVESTMENTS CODE OF ETHICS:

SUMMARY OF CONDUCT AND PERSONAL

TRADING RULES*

The PIMCO Investments Code of Ethics contains the rules that govern your conduct and personal trading. These rules are summarized below. Please see the Code for more details.

You have the following Fundamental Responsibilities:

¡       You have a duty to place the interests of Clients first

¡       You must avoid any actual or potential conflict of interest

¡       You must not take inappropriate advantage of your position at PIMCO Investments

¡       You must comply with all applicable Securities Laws

Your personal investments in the following may be restricted:

¡       Initial public offerings (with certain exceptions for fixed income and other securities)

¡       Private Placements and investments in hedge funds

¡       Investments in Allianz SE

¡       Purchases or sales in closed-end funds advised or sub-advised by PIMCO

The Code has other requirements in addition to those summarized above. Please review the entire Code. Remember that you can be sanctioned for failing to comply with the Code. If you have any questions, please ask your local Compliance Officer

* Capitalized terms are defined in the Code.

PIMCO INVESTMENTS LLC

CODE OF ETHICS

INTRODUCTION

This Code of Ethics (this “Code”) sets out standards of conduct to help PIMCO Investments LLC, a limited purpose broker dealer (“PIMCO Investments”), and its employees (each an “Employee” and collectively the “Employees”) avoid potential conflicts that may arise from their actions and their personal investments. Employees must read and understand this Code. Your local Compliance Officer is the person responsible for administering this Code and can assist you with any questions.

I.	YOUR FUNDAMENTAL RESPONSIBILITIES

PIMCO Investments insists on a culture that promotes honesty and high ethical standards. This Code is intended to assist Employees in meeting the high ethical standards PIMCO Investments follows in conducting its business. The following general principles must govern your activities:

¡	You have a duty to place the interests of Clients first

¡	You must avoid any actual or potential conflict of interest

¡	You must not take inappropriate advantage of your position at PIMCO Investments

¡	You must comply with all applicable Securities Laws

If you violate this Code or its associated policies and procedures,

1 This Code applies only to Employees who are not “Access Persons” (as such term is defined in Rule 17j-1 under the Investment Company Act of 1940). All Employees and officers and directors of PIMCO Investments who are “Access Persons” are subject to the PIMCO Code of Ethics (which, among other things, serves as the Rule 17j-1 Code of Ethics of PIMCO, PIMCO Investments and certain other affiliates of PIMCO). The Compliance Officer has determined that currently no Employee is an “Access Person.” Compliance will provide to PIMCO copies of any reports or certifications submitted pursuant to this Code by an Employee who is also an associated person of PIMCO.

2 Capitalized terms in this Code are defined in the Glossary contained in Appendix I.

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PIMCO Investments may impose disciplinary action against you, including fines, disgorgement of profits, and possibly suspension and/or dismissal.

II.	PERSONAL INVESTMENTS

A. In General

In general, when making personal investments you must exercise extreme care to ensure that you do not violate this Code (including the duties and unlawful acts enumerated in Section I herein). You may not take inappropriate advantage of your position at PIMCO Investments in connection with your personal investments. This Code covers the personal investments of all Employees and their Immediate Family Members (e.g., persons sharing the same household as the Employee). Therefore, you and your Immediate Family Members must conduct all your personal investments consistent with this Code.

B. Provisions that May Restrict Your Trading

If your personal investment falls within one of the following categories, it will require you to preclear the transaction by using the firm’s TradeClear system (accessible through the Intranet or via this link) and will generally be denied by the Compliance Officer. It is your responsibility to initially determine if any of the following categories apply to your situation or transaction.

1. Initial Public Offerings, Private Placements and Investments in Hedge Funds.

As a general matter, you should expect that most preclearance requests involving initial public offerings (except for fixed-income, preferred, business development companies, registered investment companies, commodity pools and convertible securities offerings) will be denied. If your proposed transaction is an initial public offering, a private placement or an investment in a hedge fund, the Compliance Officer will determine whether the investment opportunity should be reserved for Clients.

2. Allianz SE Investments.

You may not trade in shares of Allianz SE during any designated blackout period. In general, the trading windows end six weeks prior to the release of Allianz SE annual financial statements and two weeks prior to the release of Allianz SE quarterly results. This

3 See Appendix I for the definition of “Immediate Family Member.”

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restriction applies to the exercise of cash-settled options or any kind of rights granted under compensation or incentive programs that completely or in part refer to Allianz SE. Allianz SE blackout dates are communicated to employees and are posted on the employee trading center. A list of such blackout periods is available here.

3. Purchases and Sales of any Closed End Fund Advised or Sub-Advised by PIMCO.

You may not trade any closed end fund advised or sub-advised by PIMCO without prior approval from the Legal and Compliance department. You many not trade in any closed-end fund advised or sub-advised by PIMCO during a designated blackout period. A list of such blackout periods is available here.

C. Your Actions are Subject to Review by a Compliance Officer.

The Compliance Officer may undertake such investigation as he or she considers necessary to determine if your proposed trade complies with this Code, including post-trade monitoring. The Compliance Officer may impose measures intended to avoid potential conflicts of interest or to address any trading that requires additional scrutiny.

D. Consequences for Violations of this Code

1. If determined appropriate by the Chief Legal Officer and/or Compliance Officer you may be subject to remedial actions (a) if you violate this Code, or (b) to protect the integrity and reputation of PIMCO and/or PIMCO Investments even in the absence of a proven violation. Such remedial actions may include, but are not limited to, full or partial disgorgement of the profits you earned on an investment transaction, imposition of a fine, censure, demotion, suspension or dismissal, or any other sanction or remedial action required by law, rule or regulation. As part of any remedial action, you may be required to reverse an investment transaction and forfeit any profit or to absorb any loss from the transaction.

2. The Chief Legal Officer and/or Compliance Officer shall have the authority to determine whether you have violated this Code and, if so, the remedial actions they consider appropriate or required by law, rule or regulation. In making their determination, the Chief Legal Officer and/or Compliance Officer may consider, among other factors, the gravity of your violation, the frequency of your violations, whether any violation caused harm or the potential of harm to a Client, your efforts to cooperate with their investigation, and your efforts to correct any conduct that led to a violation.

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III. YOUR ONGOING OBLIGATIONS UNDER THIS CODE

This Code imposes certain ongoing obligations on you. If you have any questions regarding these obligations please contact the Compliance Officer.

A. Insider Trading.

The principles of this Code and Securities Laws prohibit you from trading based on material, non-public information (“MNPI”) received from any source or communicating this information to others. If you believe you may have access to material, non-public information or are unsure about whether information is material or non-public, please consult a Compliance Officer and the PIMCO MNPI Policy. Any violation of PIMCO’s MNPI Policy may result in penalties that could include termination of employment with PIMCO Investments.

B. Compliance with Securities Laws.

You must comply with all applicable Securities Laws.

C. Duty to Report Violations of this Code.

You are required to promptly report any violation of this Code of which you become aware, whether your own or another Employee’s. Reports of violations other than your own may be made anonymously and confidentially to the Compliance Officer.

IV. YOUR REPORTING REQUIREMENTS

A. On-Line Certification of Receipt and Quarterly Compliance Certification.

You will be required to certify your receipt of this Code. On a quarterly basis you must certify that (i) any personal investments effected during the quarter were done in compliance with this Code and (ii) in all other respects, you have complied with this Code. Required certifications must be completed within 30 calendar days following the end of the quarter.

B. Reports of Securities Holdings.

4 The insider trading prohibition described above applies to MNPI received with respect to an open-end mutual fund advised or sub-advised by PIMCO or its affiliates. Non-public information regarding a mutual fund is MNPI if such information could materially impact the fund’s net asset value.

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You and your Immediate Family Members must report in writing to the Compliance Department all Personal Brokerage Accounts and all transactions in such Personal Brokerage Accounts unless the transaction is an Exempt Transaction. You must also report in writing your employment or association with PIMCO Investments to your broker. You and your Immediate Family Members must agree to allow your broker-dealer to provide the Compliance Officer with electronic reports of your Personal Brokerage Accounts and transactions and to allow the Compliance Department to access all Personal Brokerage Account information. You will also be required to certify that you have reported all of your Personal Brokerage Accounts to the Compliance Officer on a quarterly basis. Required certifications must be completed within 30 calendar days following the end of the quarter.

1. Approved Brokers.

You and your Immediate Family Members must maintain your Personal Brokerage Accounts with an Approved Broker. The list of Approved Brokers is available here.

If you or an Immediate Family Member maintain a Personal Brokerage Account at a broker-dealer other than at an Approved Broker, you or your Immediate Family Member, as applicable, must close those accounts or transfer them to an Approved Broker within a specified period of time as determined by the Compliance Officer. Upon opening a Personal Brokerage Account at an Approved Broker, you (or you on behalf of your Immediate Family Member), as applicable, are required to disclose in writing the Personal Brokerage Account to the Compliance Officer and your employment or association with PIMCO Investments to the broker. By maintaining your Personal Brokerage Account with one or more of the Approved Brokers, you and your Immediate Family Member’s quarterly and annual trade summaries will be sent directly to the Compliance Department for review.

2. Initial Holdings Report.

Within ten days of becoming an Employee, you must submit to the Compliance Officer an Initial Report of Personal Brokerage Accounts and all holdings in securities except Exempt Transactions. Please contact the Compliance Officer if you have not already completed this Initial Report of Personal Brokerage Accounts.

3. Quarterly and Annual Holdings Report.

If you maintain Personal Brokerage Accounts with broker-dealers who are not on the list of Approved Brokers, please contact the Compliance Officer to arrange for providing quarterly and annual reports.

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4. Changes in Your Immediate Family Members.

You must promptly notify a Compliance Officer of any change to your Immediate Family Members (e.g., as a result of a marriage, divorce, legal separation, death, adoption, movement from your household or change in dependence status) that may affect the Personal Brokerage Accounts for which you have reporting or other responsibilities.

V. COMPLIANCE DEPARTMENT RESPONSIBILITIES

A. Authority to Grant Waivers of the Requirements of this Code

The Compliance Officer, in consultation with the Chief Legal Officer, has the authority to exempt any Employee or any personal investment transaction from any or all of the provisions of this Code if the Compliance Officer determines that such exemption would not be against the interests of any Client and is consistent with applicable laws and regulations. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

B. Maintenance of Records

The Compliance Officer will keep all records at one of the primary offices of PIMCO Investments for at least two years and will otherwise keep in an easily accessible place for at least five years from the end of either the fiscal year in which the document was created or the last fiscal year during which the document was effective or in force, whichever is later. Such records include: copies of this Code and any amendments hereto, all Personal Brokerage Account statements and reports of Employees and their Immediate Family Members, a list of all Employees and persons responsible for reviewing Employees’ and their Immediate Family Members’ reports, copies of all preclearance forms, records of violations and actions taken as a result of violations, and acknowledgments, certifications and other memoranda relating to the administration of this Code.

VI. ACTIVITIES OUTSIDE OF PIMCO INVESTMENTS

A. Approval of Activities Outside of PIMCO

1. You may not engage in full-time or part-time service as an officer, director, partner, manager, consultant or employee of any business organization or non-profit organization other than

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PIMCO, PIMCO Investments, the PIMCO Foundation, PIMCO Partners, or a fund for which PIMCO is an adviser (whether or not that business organization is publicly traded) or materially change any such activities unless you have received the prior written approval from the Chief Legal Officer , Chief Compliance Officer, or other designated person.

2. Without prior written approval, you may not provide financial advice (e.g., through service on a finance or investment committee) to a private, educational or charitable organization (other than a trust or foundation established by you or an Immediate Family Member) or enter into any agreement to be employed or to accept compensation in any form (e.g., in the form of commissions, salary, fees, bonuses, shares or contingent compensation) or have a reasonable expectation of compensation from any person or entity other than PIMCO Investments, PIMCO, or one of PIMCO’s affiliates.

3. Certain non-compensated positions in which you would serve in a decision-making capacity (such as on a board of directors for a charity or non-profit organization) must also be approved by the Chief Compliance Officer or other designated person.

4. The Chief Legal Officer, Chief Compliance Officer, or other designated person may approve such an outside activity if he or she determines that your service or activities outside of PIMCO Investments would not be inconsistent with the interests of PIMCO, PIMCO Investments, and each of their Clients. If you are permitted to serve on the board of a publicly traded entity, you will be isolated from those officers and employees who make investment decisions with respect to the securities of that entity, through an “Ethical Wall” or other procedures.

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Appendix I

Glossary

The following definitions apply to the capitalized terms used in this Code:

Approved Broker – means a broker-dealer approved by the Compliance Officer. The list of Approved Brokers for each PIMCO Investments location is available here or can be obtained from the Compliance Officer.

Automatic Investment Plan – means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

Beneficial Interest – means when a person has or shares direct or indirect pecuniary interest in accounts or In reportable Securities. Pecuniary interest means that a person has the ability to profit, directly or indirectly, or share in any profit from a transaction. Indirect pecuniary interest extends to, unless specifically excepted by a Compliance Officer, an interest in a Security held by: (1) a joint account to which you are a party, (2) a partnership in which you are a general partner, (3) a partnership in which you or an Immediate Family Member holds a controlling interest and with respect to which Security you or an Immediate Family Member has investment discretion, (4) a limited liability company in which you are a managing member, (5) a limited liability company in which you or an Immediate Family Member holds a controlling interest and with respect to which Security you or an Immediate Family Member has investment discretion, (6) a trust in which you or an Immediate Family Member has a vested interest or serves as a trustee with investment discretion, (7) a closely-held corporation in which you or an Immediate Family Member holds a controlling interest and with respect to which Security you or an Immediate Family Member has investment discretion, or (8) any account (including retirement, pension, deferred compensation or similar account) in which you or an Immediate Family has a substantial economic interest.

Client – means any person or entity to which PIMCO provides investment advisory services and/or any person or entity to which PIMCO Investments provides broker-dealer services.

Fund – means any registered Investment Company that is advised or sub-advised by PIMCO.

Employee – means any Internal Advisor Consultant and any External Advisor Consultant of PIMCO Investments, in each case whose compensation from PIMCO Investments may include commissions.

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Exempt Security – means direct obligations of the U.S. Government or any other national government and futures and options with respect to such obligations; bank certificates, bankers acceptances, commercial paper and other high quality short-term debt instruments, including repurchase agreements; shares of open-end mutual funds (including money market funds and transactions through an Automatic Investment Plan) for which PIMCO does not act as advisor or sub- advisor; or shares of unit investment trusts that are invested exclusively in one or more open-end mutual funds that are not advised or sub-advised by PIMCO.

Exempt Transaction – means purchases or sales of any Exempt Security or purchases which are made by reinvesting cash dividends pursuant to an Automatic Investment Plan.

Immediate Family Member of an Employee – means: (1) any of the following persons sharing the same household with the Employee: a person’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, legal guardian, adoptive relative, or domestic partner; (2) any person sharing the same household with the Employee that holds an account in which the Employee is a joint owner or listed as a beneficiary; or (3) any person sharing the same household with the Employee in which the Employee contributes to the maintenance of the household and the financial support of such person.

Initial Public Offering – means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934.

Personal Brokerage Account – means (1) any account (including any custody account, safekeeping account, retirement account such as an IRA or 401(k) plan, and any account maintained by an entity that may act as a broker or principal) in which an Employee has any direct or indirect Beneficial Interest, including Personal Brokerage Accounts and trusts for the benefit of such persons; and (2) any account maintained for a financial dependent. Thus, the term “Personal Brokerage Accounts” also includes among others:

(i)	Trusts for which the Employee acts as trustee, executor or custodian;

(ii)	Accounts of or for the benefit of a person who receives financial support from the Employee;

(iii)	Accounts of or for the benefit of an Immediate Family Member; and

(iv)	Accounts in which the Employee is a joint owner or has trading authority.

PIMCO – means “Pacific Investment Management Company LLC”.

PIMCO Investments – means “PIMCO Investments LLC.”

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Private Placement – means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to SEC Rules 504, 505 or 506 under the Securities Act of 1933, including hedge funds or private equity funds or similar laws of non-U.S. jurisdictions.

Securities Laws – means the securities laws of any jurisdiction applicable to any Employee, including for any employee located in the U.S. or employed by PIMCO or PIMCO Investments, the following laws: Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the U.S. Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to funds, broker-dealers and investment advisers, and any rules adopted thereunder by the U.S. Securities and Exchange Commission or the U.S. Department of the Treasury.

Security – means any note, stock, security future, security-based swap, bond, debenture, evidence of indebtness, certificate of indebtness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest of instrument commonly known as a Security, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

TradeClear – means PIMCO’s proprietary employee trading preclearance system.

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   APPENDIX II

(as adopted as of February 2013)

PIMCO INVESTMENTS LLC

COMPLIANCE OFFICERS

Richard Froio

Chief Compliance Officer

Jaynthi Gandhi

Senior Compliance Officer

LEGAL

Josh Ratner

Chief Legal Officer

Adam Lantz

Attorney

John Viggiano

Attorney

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